UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Results of the Extraordinary General Meeting of Shareholders of Kookmin Bank

On August 19, 2013, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., held an extraordinary general meeting of shareholders, and the agenda items listed below were approved and ratified as originally proposed.

•	Agenda:

1) Appointment of directors of Kookmin Bank

2) Approval of the aggregate remuneration limit for directors

•	Details of the appointed directors of Kookmin Bank

Name (Date of Birth)	Current Position		Career		Education	Nationality	Term of Office
Ji-Woo Park (New appointment) (01/24/1957)	Senior Executive Vice President of Customer Satisfaction Division, Kookmin Bank	•	Deputy President of Sales Division, Kookmin Card			Republic of Korea	3 years (08/19/2013 – 08/18/2016)
		•	Deputy President of Marketing Division, Kookmin Card
		•	Senior Executive Vice President of Credit Card Group, Kookmin Bank	•	MBA, Helsinki School of Economics
		•	Executive Vice President of Online Channel Division, Kookmin Bank	•	B.A. in Political Science and Diplomacy, Sogang University
		•	General Manager of Retail Product Department, Kookmin Bank	•	Seoul High School
		•	General Manager of Investment & Trust Product Department, Kookmin Bank

Name (Date of Birth)	Current Position		Career		Education	Nationality	Term of Office
Woong-Won Yoon (New appointment) (02/09/1960)	Deputy President & CFO, KB Financial Group Inc.	•	Executive Vice President of Financial Management Division, Kookmin Bank			Republic of Korea	08/19/2013 – Until the annual general meeting of shareholders of Kookmin Bank in 2014
		•	General Manager of Seosomun Branch, Kookmin Bank
		•	General Manager of Strategic Planning Department, KB Financial Group Inc.	•	Ph.D. in Business Administration, Hanyang University
		•	General Manager of Financial Planning & Management Department, KB Financial Group Inc.	•	M.A. in Business Administration, Hanyang University
		•	General Manager of Strategic Planning Department, Kookmin Bank	•	B.A. in Business Administration, Hanyang University
		•	General Manager of Daehwa-yeok Branch, Kookmin Bank	•	Sunrin Commercial High School
		•	General Manager of Financial Management Department, Kookmin Bank

*	Mr. Ji-Woo Park and Mr. Woong-Won Yoon will be registered as Executive Director and Non-standing Director of Kookmin Bank, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 19, 2013	By: /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO